Exhibit 8.1
TELUS International (Cda) Inc.
Subsidiaries of the Registrant
The following is a list of subsidiaries of TELUS International (Cda) Inc. as of December 31, 2021, omitting some subsidiaries which, considered in the aggregate, would not constitute a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X.

Name	Jurisdiction of Incorporation
TELUS International Philippines, Inc.	Philippines
TELUS International Services Limited - TELUS International Services Limited merged with Transactel International Services Limited effective as of December 31, 2021 with the merged entity being called TELUS International Services Limited. (Ireland)
Ireland
TELUS International AI Inc.	Delaware, United States

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